                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               LMI Aerospace, Inc.
                                (Name of Issuer)

                          Common Stock, $.02 par value
                         (Title of Class of Securities)

                                    502079106
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

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  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Wells Fargo & Company
      Tax Identification No. 41-0449260
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                      5   SOLE VOTING POWER

                              423,500
                    ------------------------------------------------------------
    NUMBER OF         6   SHARED VOTING POWER
     SHARES
   BENEFICIALLY               0
  OWNED BY EACH     ------------------------------------------------------------
    REPORTING         7   SOLE DISPOSITIVE POWER
   PERSON WITH
                              425,225
                    ------------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         425,225
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 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not applicable
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.2%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

         HC
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           LMI Aerospace, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           3600 Mueller Road
           St. Charles, MO  63301

Item 2(a)  Name of Person Filing:

           Wells Fargo & Company

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           420 Montgomery Street
           San Francisco, CA  94104

Item 2(c)  Citizenship:

           Delaware

Item 2(d)  Title of Class of Securities:

           Common Stock, $.02 par value

Item 2(e)  CUSIP Number:

           502079106

Item 3     The person filing is a:

           Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

Item 4     Ownership:

           See 5-11 of the cover page. Information as of December 31, 2003.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date:  January 23, 2004

WELLS FARGO & COMPANY


By: /s/ Laurel A. Holschu
   ---------------------------------------------------
         Laurel A. Holschuh, Senior Vice President
          and Secretary

                                  ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

         Wells Capital Management Incorporated (1)
         Wells Fargo Bank, National Association (2)

     (1) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).

     (2) Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).